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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                FINAL AMENDMENT

                                       TO

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        MERCANTILE STORES COMPANY, INC.

                           (Name of Subject Company)

                             MSC ACQUISITIONS, INC.

                                DILLARD'S, INC.

                                   (Bidders)

                   COMMON STOCK, $.14 2/3 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   587533100
                     (CUSIP Number of Class of Securities)

                            PAUL J. SCHROEDER, ESQ.
                           VICE PRESIDENT, SECRETARY
                               & GENERAL COUNSEL
                                DILLARD'S, INC.
                               1600 CANTRELL ROAD
                          LITTLE ROCK, ARKANSAS 72201
                           TELEPHONE: (501) 376-5200
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             ALAN G. SCHWARTZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                            ------------------------

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
CUSIP No. 587533100

        1  NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           MERCANTILE MERGER CORPORATION

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [  ]
           (b) [  ]

        3  SEC USE ONLY

        4  SOURCE OF FUNDS
           AF, BK

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
           [  ]

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

        7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           DIRECTLY: 36,015,926

        8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
           [  ]

        9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (8)
           97%

       10  TYPE OF REPORTING PERSON
           CO

------------------------

2   Shares owned as of the date of the reportable event, August 17, 1998.

CUSIP No. 587533100

        1  NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           WMI ACQUISITION, INC.

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [  ]
           (b) [  ]

        3  SEC USE ONLY

        4  SOURCE OF FUNDS
           AF, BK

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
           [  ]

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

        7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           DIRECTLY: 27,413

        8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
           [  ]

        9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (8)
           1%

       10  TYPE OF REPORTING PERSON
           CO

------------------------

2   Shares owned as of the date of the reportable event, August 13, 1998.

CUSIP No. 587533100

        1  NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           MSC ACQUISITIONS, INC.

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [  ]
           (b) [  ]

        3  SEC USE ONLY

        4  SOURCE OF FUNDS
           AF, BK

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
           [  ]

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

        7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           INDIRECTLY THROUGH A WHOLLY OWNED SUBSIDIARY: 36,015,926

        8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
           [  ]

        9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (8)
           97%

       10  TYPE OF REPORTING PERSON
           CO

------------------------

2   Shares owned as of the date of the reportable event, August 13, 1998.

CUSIP No. 587533100

        1  NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           MSC HOLDING CORPORATION

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [  ]
           (b) [  ]

        3  SEC USE ONLY

        4  SOURCE OF FUNDS
           AF, BK

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
           [  ]

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

        7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           INDIRECTLY THROUGH MAJORITY-OWNED SUBSIDIARIES: 36,043,339

        8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
           [  ]

        9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (8)
           98%

       10  TYPE OF REPORTING PERSON
           CO

------------------------

2   Shares owned as of the date of the reportable event, August 13, 1998.

CUSIP No. 18139610

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           DILLARD'S, INC.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [  ]
           (b) [  ]

3          SEC USE ONLY

4          SOURCE OF FUNDS
           BK

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
           [  ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           INDIRECTLY THROUGH A WHOLLY OWNED SUBSIDIARY: 36,043,339

8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
           [  ]

9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (8)
           98%

10         TYPE OF REPORTING PERSON
           CO

------------------------

2   As of the date of the reportable event, August 13, 1998.

    This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on May 21, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by MSC Acquisitions, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Dillard's, Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $.14 2/3 par value per share (the "Shares"), of Mercantile Stores Company, Inc., a Delaware corporation (the "Company"), at a purchase price of $80 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

    On August 18, 1998, the Parent announced that it has merged a wholly owned subsidiary of Parent into the Company (the "Merger") with the Company continuing as the surviving corporation in the Merger, and that the Merger became effective at 8:30 a.m. on Tuesday, August 18, 1998. Because Parent had acquired at least 90% of the outstanding Shares, the Merger was effected without a meeting of stockholders of the Company. As a result of the Merger, the Company became a wholly owned subsidiary of the Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser or any other direct or indirect subsidiary of the Parent or the Company, and Shares owned by stockholders who choose to dissent and demand appraisal of their Shares) was cancelled, extinguished and converted into the right to receive $80.00 per Share in cash, without interest thereon, less any applicable withholding taxes. The full text of the press release is set forth in
Exhibit 11(a)(16) and is incorporated herein by reference.

    On August 18, 1998 the Parent requested that the New York Stock Exchange (the "NYSE") apply on Form 25 to delist the Shares from the NYSE and deregister the Shares with the Securities and Exchange Commission as soon as practicable following the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

    Pursuant to the Offer, which expired at 5:00 p.m., New York City Time, on Wednesday, August 12, 1998, the Purchaser ultimately acquired 25,531,051 Shares. Such Shares, when added to Shares beneficially owned by Parent, represent approximately 98% of all outstanding Shares.

    The information provided in this Final Amendment under Item 5 is incorporated by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented to add the following:

    (a)(16) Press Release issued by the Parent on August 18, 1998.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

                                DILLARD'S, INC.

                                By   /s/ JAMES I. FREEMAN
                                     -----------------------------------------
                                     Name: James I. Freeman
                                     Title: SENIOR VICE PRESIDENT
                                          AND CHIEF FINANCIAL OFFICER

                                MSC ACQUISITIONS, INC.

                                By   /s/ JAMES I. FREEMAN
                                     -----------------------------------------
                                     Name: James I. Freeman
                                     Title: SENIOR VICE PRESIDENT
                                          AND CHIEF FINANCIAL OFFICER

Date: August 18, 1998

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                          PAGE
   NO.                                                DESCRIPTION                                                  NO.
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
(a)(16)    Press Release issued by the Parent on August 18, 1998.